June 7, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:
We have read Item 4.01 of Form 8-K dated June 7, 2024, of VineBrook Homes Trust, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and paragraphs two and three on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

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